# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Energy Recovery, Inc, CIK 0001421517
CUSIP: 29270J100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1717 Doolittle Drive, San Leandro, California (CA), 94577
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-258254
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 4,953,451; shared dispositive power 4,953,951; aggregate amount beneficially owned 4,953,951 (8.6% of the class)
- TAM UK International Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,542,220; shared dispositive power 4,542,220; aggregate amount beneficially owned 4,542,220 (7.9% of the class)
- Threadneedle Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,542,220; shared dispositive power 4,542,220; aggregate amount beneficially owned 4,542,220 (7.9% of the class)
- TAM UK Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,542,220; shared dispositive power 4,542,220; aggregate amount beneficially owned 4,542,220 (7.9% of the class)
- Threadneedle Asset Management Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,542,220; shared dispositive power 4,542,220; aggregate amount beneficially owned 4,542,220 (7.9% of the class)
- TC Financing Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,542,220; shared dispositive power 4,542,220; aggregate amount beneficially owned 4,542,220 (7.9% of the class)
- Threadneedle Asset Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,542,220; shared dispositive power 4,542,220; aggregate amount beneficially owned 4,542,220 (7.9% of the class)
- Threadneedle Investment Services Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); shared voting power 4,542,220; shared dispositive power 4,542,220; aggregate amount beneficially owned 4,542,220 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Energy Recovery, Inc
Address of issuer's principal executive offices: 1717 Doolittle Drive, San Leandro, CA 94577

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) TAM UK International Holdings Limited ("TAMUKI")
(c) Threadneedle Holdings Limited ("THL")
(d) TAM UK Holdings Limited ("TUHL")
(e) Threadneedle Asset Management Holdings Limited ("TAMHL")
(f) TC Financing Ltd ("TCFL")
(g) Threadneedle Asset Management Limited ("TAML")
(h) Threadneedle Investment Services Limited ("TISL")
Persons (a) through (h) are sometimes referred to herein as the "Ameriprise Entities".
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center, Minneapolis, MN 55474
(b) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(c) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(d) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(e) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(f) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(g) Cannon Place, 78 Cannon Street, London, EC4N 6AG
(h) Cannon Place, 78 Cannon Street, London, EC4N 6AG
Citizenship:
(a) Delaware
(b) United Kingdom
(c) United Kingdom
(d) United Kingdom
(e) United Kingdom
(f) United Kingdom
(g) United Kingdom
(h) United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person. AFI, as the parent company of the other Ameriprise Entities, may be deemed to beneficially own the shares reported herein by those reporting persons. Accordingly, the shares reported herein by AFI include those shares separately reported herein by those reporting persons. Each of the Ameriprise Entities disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke Senior Vice President, North America Head of Operations & Investor Services (02/14/2025)
- TAM UK International Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/14/2025)
- Threadneedle Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/14/2025)
- TAM UK Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/14/2025)
- Threadneedle Asset Management Holdings Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/14/2025)
- TC Financing Ltd: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/14/2025)
- Threadneedle Asset Management Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/14/2025)
- Threadneedle Investment Services Limited: /s/ Michael G. Clarke, By: Columbia Management Investment Advisers, LLC, as Attorney in Fact By: Michael G. Clarke SVP, North America Head of Operations & Investor Services (02/14/2025)
Comment: Contact Information
Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593

Exhibit Index
Exhibit I Identification and Classification of the Subsidiaries which Acquired the Security Being
Reported on by the Parent Holding Company.
Exhibit II Joint Filing Agreement
Exhibit III Powers of Attorney